UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half Yearly Report dated August 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 5, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 5, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Barclays Bank PLC
Interim Results Announcement

30th June 2010

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO.1026167
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2010 to the corresponding six months of 2009. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2009. Unless otherwise stated, all disclosed figures relate to continuing operations.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 55 to 59.
The information in this announcement, which was approved by the Board of Directors on 4th August 2010, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended
31st December 2009, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
This report contains disclosure on risk management matters on pages 20 to 30. More extensive disclosures on risk management and business performance are contained in the Barclays PLC Interim Results Announcement for the half year ended 30th June 2010, for which risk exposures and business performance are materially the same as those in Barclays Bank PLC.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, liquidity, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Performance Highlights

“Against the backdrop of subdued economic and market activity and the sovereign debt storm of the second quarter, we have delivered good growth in income and profits during the first half of the year, and, at the same time as lending a further £18bn to UK households and businesses, we have kept the regulatory balance sheet under tight control. The twin benefits of a broadly based set of banking activities – both by geography and business line – and sound risk management lie behind these results.
We recognise our wider social responsibility as an enabler of economic growth and prosperity, and our actions are – and will continue to be – informed by this duty. The period ahead will be one of great importance to the future of the industry as the final shape of the reform agenda starts to solidify. We will engage fully in that dialogue, whilst keeping our eyes firmly on the needs and interests of our customers and clients.”

John Varley, Chief Executive

-     Group profit before tax of £3,947m, up 45%

-     Income of £16,578m, up 8%

-     Impairment charges of £3,080m, down 32%, giving a loan loss rate of 118bps (full year 2009: 156bps), with a sharp decrease in impairment at Barclays Capital partially offset by an increase in impairment in Barclays
     Corporate in Spain

-     Net income of £13,498m, up 26%

-     Operating expenses of £9,717m, up 21%, reflecting continued investment in the build-out of Barclays Capital and Barclays Wealth, increased regulatory costs, increased charges relating to prior year compensation deferrals, adverse impact of currency exchange rate movements and restructuring charges in Barclays Corporate

-     Positive Net income:cost "jaws" of 5%

-      Key measures of Group's financial strength:

-     Core Tier 1 ratio of 10.2% (31st December 2009: 10.1%) and Tier 1 capital ratio of 13.2% (31st December 2009: 13.0%)

-     Adjusted gross leverage of 20x (31st December 2009: 19x)

-     Group liquidity pool up £33bn to £160bn (31st December 2009: £127bn)

-      Barclays Capital profit before tax more than trebled to £3,400m (2009: £1,047m)

-     Includes gain of £851m on own credit (2009: loss of £893m)

-     Excluding effect of own credit, profit before tax of £2,549m (2009: £1,940m)

-      Global Retail Banking (GRB) profit before tax of £901m (2009: £845m)

-     Income of £5,134m (2009: £5,207m) reflecting weak economic growth and further margin compression

-     Impairment charges of £1,518m (2009: £1,647m)

-     Net income of £3,616m (2009: £3,560m)

-      Absa profit before tax of £318m (2009: £259m) largely reflecting appreciation in the average value of the Rand against Sterling

-      Barclays Corporate loss of £377m (2009: profit of £152m)

-     Profit before tax of £379m (2009: £369m) in UK & Ireland operation

-     More than offset by losses of £756m (2009: £217m) within Continental Europe and New Markets, reflecting an increase in corporate impairment in Spain of £433m and restructuring costs in New Markets of £93m

-      Gross new lending to UK households and businesses of £18bn during the first half, plus a further £7bn through the acquisition of Standard Life Bank

Group Chief Executive’s Review

Summary

In the first half of 2010 we performed strongly against most parts of the Strategic Framework we use to manage the Group. We generated pre-tax profits of £3.9bn, up 45% (or 23% on an adjusted basis), and increased total income by 8%. We did so against a backdrop of slow growth in most of the economies and markets in which we operate, and some fragility of sentiment, particularly in the second quarter.
Our job is to supply services and products that are relevant and helpful to our customers, and thereby generate good returns for shareholders.
As we seek to increase returns, we are carefully applying our capital resources to those businesses capable of generating the highest returns on a risk-adjusted basis. With a Core Tier 1 ratio of 10% and surplus liquidity of £160bn, together with an adjusted gross leverage ratio of 20x our Tier 1 capital, our balance sheet is well positioned to accommodate further economic uncertainty. We also believe that we are appropriately positioned to address the prudential changes that our regulators will require over the coming years.
We have continued to improve our overall loan-to-deposit ratio and we have adjusted internal incentives through our internal Funds Transfer Pricing structure to reward the attraction of long term deposits. During the first half, we raised term financing in the wholesale markets well in excess of the wholesale term funding which matures over the whole of 2010. We will continue to pre-fund forthcoming wholesale needs given the overall high demand likely to be placed on the wholesale markets by the volumes of funding required by a number of banks as previous government-supported programmes expire. We believe that the ability to fund competitively will be a key differentiator of bank performance in the months and years ahead and we will manage Barclays in a manner that ensures that we continue to be advantaged in terms of access to multiple funding sources and overall cost of funds.
91 banks across the European Union have recently been exposed to stress tests conducted by the Committee of European Banking Supervisors (CEBS). After application of CEBS-defined adverse stress scenarios and additional sovereign shock across 30 European markets, Barclays PLC’s consolidated Tier 1 ratio was projected to be 13.7% at the end of 2011, which was higher than all the European members of our major bank peer group. We regularly conduct our own internal stress testing as part of our overall risk management frameworks, based on adverse economic shock and adverse conditions in financial markets. We have also been the subject of annual external stress tests by the UK’s Financial Services Authority (FSA). In each stress test, whether internal or external, Barclays has demonstrated that its capital position and resources are sufficient to meet its regulatory capital requirements.
Our cost:net income ratio improved from 75% to 72% for the first half of 2010 as increases in overall levels of operating expenses were more than offset by increases in net income. Although pre-impairment income did not rise as much as expenses, we monitor and maintain our flexibility to reduce costs by ensuring that enough of our cost base is discretionary, enabling us to vary expenditure should the income environment require this. We have been able to take advantage of opportunities from market dislocation and strategic refocusing of a number of competitors by continuing to build out a number of our underlying businesses on a “pay-as-you-go” basis, with costs of build-out borne by the businesses as ongoing operating expenses.

Group Chief Executive’s Review

2010 Strategic Framework

At the beginning of the year I talked about our Strategic Framework and I identified aspects of it which I thought would be particularly relevant to our performance in 2010. In this section of my half year report, I review the areas identified at that time – responsible citizenship, soundness of financial and organisational footing, geographical and business line diversification, and profitability.

1.  I said that we would act as responsible corporate citizens by continuing to play our part as a source of economic growth and job creation in the countries in which we operate. We want to do this in a manner consistent with our obligations both to our shareholders to deliver returns, and to our regulators to run our businesses prudently. In this context we reported that our gross new lending to UK businesses and households totalled over £18bn in the first half. The number of people we employ around the world stood at nearly 147,000 by the end of June 2010. In the UK, our MoneySkills programme targets economically and socially disadvantaged young people and offers them training in the basic financial skills necessary to live independent and successful lives. We attach great importance to responsible banking in all our markets. This manifests itself in Africa through our investment in social infrastructure and the schemes we operate to encourage financial inclusion, all with the goal of building sustainable markets with long-term growth potential. We must help our customers and clients wherever we can as they cope with the aftermath of the economic downturn. We can do this either directly, by working with indebted clients to help them reschedule, or indirectly, by continued active support, for example, of the Citizens Advice Bureau or the National Debt Line. And we will engage constructively with the UK Government as its Banking Commission looks at the structure of the banking market in the UK with a view to making it safer and more competitive.

2.  I said that we would maintain a sound financial and organisational footing. The Summary above sets out the headline financial figures for the half year.

     Our organisational footing will, of course, be reviewed by the Banking Commission. We have a universal (i.e. broadly based) banking model, and we believe in it for three reasons. First, we believe that the services, products and capabilities within Barclays enable us, by their compositional mix, to respond best to the needs of our customers. What we have created in Barclays is in direct response to what our customers tell us they require. Second, the history of banking in the last 100 years reveals a broadly based structure to be the banking vehicle most resilient to extreme climates or shocks. Third, our own history in Barclays over the last three years – which have constituted a stress test of all banking models – reveals the model to be not a risk aggregator, but a risk diversifier, best illustrated both by the geographical and business line diversity of our Group and by the uncorrelated and asymmetrical income and risk cycles of investment banking on the one hand and retail banking on the other. The risk mitigation provided by our structure, which results from co-existent and mutually diversifying businesses, and from our own risk management techniques, lies behind our consistently profitable performance over the credit crisis. Since the crisis began in July 2007, the total pre tax profits posted by Barclays amount to £25bn in aggregate.

     Our view is that if you want to see clearly revealed the ability of narrow banks to cope with extreme conditions, you have to look no further than the upheaval now visiting some of the narrow bank communities in mainland Europe.

3.  I have commented above on the allocation of capital. Our Strategic Framework expresses, at its core, the view that medium term growth is best pursued through an internationally and operationally diversified business. We have made quiet but good progress towards this objective these last three years.

     In the context of geographical diversity, approximately two-thirds of our revenue and profits were generated outside the UK in the first half of 2010. We intend to continue to increase the percentage of our profits that come from outside our home market. It is a Group of this future geographical mix that we believe will offer the best platform from which to deliver increasing risk-adjusted returns and medium term growth potential to our shareholders.

4.  The final component of our Strategic Framework for 2010 is a requirement that we deliver another year of substantial profitability. Our performance in the first half of 2010 establishes a firm foundation from which to deliver that over the full year.

Group Chief Executive’s Review

Key Objectives

Regular readers of Barclays full year and semi annual reviews will know that we have been managing Barclays against three principal objectives – staying close to customers and clients, managing our risks, and maintaining strategic momentum - since the credit crisis began in 2007. I want to comment on our performance in each area.

1.     Staying close to our customers and clients

At the heart of our ability to generate profits and returns for our shareholders throughout the credit crisis has been our income performance. Customers have choice. Income is driven and sustained by the strength of our relationships with the customers and clients who choose to do business with us. Our performance in the first half was executed in circumstances of relatively slow economic growth as the major economies in which we do business emerged from recession. Group income grew by 8%. It was up considerably in Barclays Capital; down in Barclays Corporate; up modestly in Wealth and Absa; and flat in GRB.

The benefit of our underlying income strength is shown by the net income that we are reporting today, up 26%. If the economic cycle improves, and our impairment charges with it, so the scale of the income we are generating should be increasingly felt in greater profit.

The income line in Barclays Capital is continuing to benefit from the Lehman transaction. The source of net income growth is broadly-based. We are beginning to see the benefits of the investments we have been making through 2009 in Equities and Investment Banking. Over time we would expect to see the sources of income within Barclays Capital more broadly diversified. Fixed Income, Currency and Commodities (FICC) accounted for 75% of top-line income at Barclays Capital in 2008 and 76% in 2009. In the first half of 2010, these revenues were 69% of the total without our market shares in FICC businesses declining. Barclays Capital operates a client-focused, flow model. Like any investment banking business, it is not immune to the economic cycle, but we are building an enterprise where the key determinant of performance is client activity levels.

In Barclays Wealth, our income performance in the first half started to show the benefit of the investment we have made in the business over the past years. We now have a broad investment programme underway, which we intend to accelerate in the second half of 2010 as we build out the international platforms and invest in people, technology and infrastructure.

In UK Retail Banking, income was broadly flat but average customer asset balances grew 12% reflecting the acquisition of Standard Life Bank’s mortgage book and good growth in our Home Finance mortgage balances. Our share by value of gross advances over the first half in UK mortgages was 14%. The number of active Barclays savings accounts increased by over 1 million to 14.1 million by comparison to the equivalent at the end of June 2009 and total average customer deposit balances increased 11%.

Barclaycard’s income fell slightly, principally as a result of the impact of regulatory changes in the US. But overall numbers of Barclaycard customers increased by around 400,000 to 21.6 million globally over the half year and total outstanding balances declined only marginally despite the propensity of many consumers to pay down unsecured debt in the current environment.

Income was down in Western Europe Retail Banking but our customer numbers in this business have increased to 2.7 million, up about 30% over the end of the first half of 2009. Whilst the economic backdrop in Southern Europe is challenging, we are working hard to achieve scale in our target markets of Spain, Portugal and the 10 largest cities in Italy. Our objective here is to convert the investment that we have made over the last three years in broadening products and services and developing distribution channels (which has significantly increased our average annual income run rate) into sustainable profit.
Barclays Africa put in a solid performance in the first half, with income rising 10% and profits rising 8%. Meanwhile, profits in our South African subsidiary Absa Group Limited rose 18% in local currency and 41% in Sterling, helped by the relative strength of the Rand against our home currency. These two businesses give us broad coverage across the continent of Africa, where we look after approximately 14 million customers.
In Barclays Corporate’s UK & Ireland business, there was solid growth in our deposit base and the overall corporate customer franchise remains very strong. We are restructuring our New Markets and Continental Europe businesses here, both of which were loss-making in the half as we manage through significantly higher loan loss severity assumptions for our property and construction exposure in Spain.

Group Chief Executive’s Review

Finally, in the area of staying close to customers and clients, a comment on lending. One of the most tangible ways in which we can demonstrate our commitment to customers and clients is to support them through lending. In 2009, we committed to making an additional £11bn of credit available to the UK economy but the outturn for the year was an additional £35bn. We have continued that strong trend in the first half of 2010, lending an additional £18bn to UK businesses and households, despite widespread evidence of softer demand for credit.

2.     Managing our risks

The list of stakeholders who want to see good risk management in Barclays is long: it includes customers, clients, creditors and shareholders, of course but also our Board, our regulators, and the governments in whose economies we do business. Effective risk management is central to our ability to support the economy through loan growth and employment, and to pay tax. And if we are to support growth at a stage in the economic cycle when government spending is reducing and the private sector is required to pick up the baton, we have to be footsure in managing risk.
I want here to address one important issue at the heart of the current debate about how to make the financial system safer. If banking were to become risk free, then assuredly it would be socially useless. Our job is to help our customers take appropriate risk – that might be the risk of listing a company on a stock exchange and raising new capital; or it might be the risk of borrowing for university education.
Of course, we must help make the system safer so that governments, economies and ultimately taxpayers are not faced with the prospect of having to bail banks out again. We should not, however, lose sight of the fact that banks must take risk in order to act as a catalyst of economic activity. At the heart of a bank’s risk-taking lies maturity transformation - which is acting as the custodian of cash placed with us on a short term basis by depositors and lending it out on a longer term basis to borrowers to enable them to consume or invest. If we try to have risk free banks by creating new rules for capital, liquidity and funding which substantially constrain risk taking, we will surely have banks that cannot perform their key role of facilitating economic activity. The goal of regulatory reform should not be to turn banks into riskless utilities unless governments (that means taxpayers) are prepared to be the suppliers of credit to households and businesses. A healthy, privately capitalised and privately funded banking system is a vital component in the machinery of all strong modern economies.
I do, however, believe that banks should only be allowed to take the risk necessary to fulfil their economic purpose in the economy within a new framework which combines sensibly calibrated capital, leverage and liquidity requirements, good brand governance, strong regulatory oversight and fit-for-purpose risk management practices.
Our risk management record through the credit crisis has been underpinned by the universal banking model which enables us to diversify our risk across different markets, geographies and economic and political cycles.
It is risk management, overseen by strong macro and micro prudential regulatory supervision, that allows banks to fulfil, safely, their core functions of the safe storage of deposits and the giving of investment advice, payments and money transmission, lending and maturity transformation, and the provision of underwriting and liquidity in the debt, equity and derivative capital markets. These activities can safely co-exist in a single banking group such as Barclays provided that the appropriate risk management skills and governance structures are in place.
We support the development of recovery and resolution plans as a further means of reducing the probability and impact of potential bank failure. We are currently closely engaged with the FSA on their pilot project to take this forward and see this as an important and appropriate part of our overall risk management framework.
There is a multitude of proposals, bills, regulations, acts, levies and charges that is being debated and implemented to make banks and the financial system safer. We will need to accommodate the changes that are finally implemented and are working hard with the authorities to ensure as much consistency as possible internationally. A broadly level playing field on international regulation is vital if a robust financial services industry can continue to thrive in the United Kingdom – it will only thrive if it can compete on broadly equal terms.

3.     Maintaining strategic momentum

Our profit performance has afforded us the ability to develop our businesses on a "pay-as-you-go" basis, with investment costs being treated as ongoing operating expenses and absorbed through the income statement.

Group Chief Executive’s Review

In Barclays Capital we have continued to develop our sale, origination, trading and research functions. We will pace further investment in line with market conditions. We have flexibility in the cost base; we are benefiting from reduced credit market write downs and impairment and are increasing net income notwithstanding the continued spend on the development of our underlying platforms.
In Barclays Wealth our strategic investment programme to invest £350m in people and technology, is under way.
In Barclays Corporate, we are restructuring the business in New Markets and will take a charge of approximately £100m this year in this context. We expect a strong, well integrated regional (not global) corporate bank to emerge from this work offering world class cash, trade, credit and hedging capabilities in Europe, Africa and certain Asian markets to both larger local corporates and to subsidiaries of global multinationals, with a strongly integrated investment banking product and advisory offering. Credit conditions have worsened in our corporate business in Spain resulting in much higher impairment provision, particularly against our property and construction sector exposures. Our Spanish business remains an important part of an overall well diversified global lending portfolio; and I am confident about the medium term prospects for the Spanish economy and its attractiveness as a banking market for Barclays.
At our GRB investor day six weeks ago, we reported to you in detail on the progress we have made since we set up GRB in November of last year. We have set four key goals for the business as a whole: strong profit growth; improved loan to deposit ratios; business line depth not breadth; and the generation of net equity. Good progress is being made against each of these. The new GRB management team has laid out its strategy to deepen our mass consumer platforms in existing markets; to grow our mass affluent presence; to deliver better targeted service to the SME clients GRB serves utilising all available channels but, in particular, through face-to-face relationships with the local bank managers in our branch network; and to expand the range of payment products we offer both through Barclaycard and through the retail banking platforms we operate in individual markets. Overlaying all of this is a fundamental belief in the need to build strong, personal and durable relationships with our customers by putting service of them at the centre of everything we do. We believe that our "Lives Made Much Easier” vision will help us to achieve not only our financial goals but also fulfil our social and regulatory responsibilities.
Within UK Retail Banking, we are benefiting from customer satisfaction ratings at the top of our peer group. We are continuing to invest in alternative channels including branch network refurbishment and in Barclays.mobi, our mobile phone offering. We have successfully acquired Standard Life Bank. We are directing a lot of effort at increasing Premier customer numbers.
At Barclaycard, we are pleased with continued diversification of this business by product and geography. We now have strong and material card platforms in the US, Germany, Scandinavia, South Africa and through Western Europe Retail Banking in Southern Europe. We are developing innovative payment products: for example, 8 million of the 9 million contactless cards in the UK are either issued by Barclaycard or Barclays debit cards. Barclaycard’s new loyalty programme, Freedom, is showing encouraging early results. In total we have around 50 new payment innovations at various stages of early development, some of which we would expect to bring to market.
In Western Europe Retail Banking, we have been able to add 60 distribution points in the first half, 45 of them in Italy. We are seeing strong results from the CNP life and pension joint venture announced last year with financial results at the upper end of the JV’s business plan.
In Barclays Africa, our market positions are strong in most markets. We see significant incremental opportunity within our existing markets by working more closely with Absa on mutual clients; with Absa Capital, Absa Card and Absa Wealth in their respective areas of expertise; and with Barclays Corporate in serving the needs of the local subsidiaries of global multi-national corporations.
Absa is performing well in a difficult economic climate, and is increasingly integrated across the Barclays network. Absa is a core source of competitive strength for Barclays in its goal to be the most complete pan-African bank for wholesale and institutional clients.

Group Chief Executive’s Review

Priorities, Goals and Strategic Framework

I send my thanks, at this half year stage, to the 147,000 employees who dedicate their working lives to our business objectives daily. Our priorities and goals for the rest of 2010 remain unchanged. We will continue to work hard to apply the resources of the Group to the strategic, operational and regulatory opportunities and challenges ahead so that we can meet the expectations of our owners as we serve our customers and clients.

John Varley, Group Chief Executive

Group Finance Director’s Review

Group Performance

Barclays delivered profit before tax of £3,947m in the first half of 2010, an increase of 45% on 2009. Excluding movements on own credit, gains on acquisitions and gains on debt buy-backs, Group profit before tax increased by 23% to £2,963m from £2,406m.
Income increased 8% to £16,578m (2009: £15,297m). Barclays Capital reported a 30% increase in total income to £7,912m (2009: £6,089m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £65m (2009: £3,507m) and a gain relating to own credit of £851m (2009: loss of £893m). Top-line income at Barclays Capital, which excludes these items, declined by 32% in the first half of 2010 to £7,126m relative to the exceptionally strong levels seen in 2009 and by 15% in the second quarter of 2010 to £3,281m relative to the first quarter of 2010 as overall activity levels slowed. GRB income declined by 1% to £5,134m, reflecting slow economic growth and further net interest income compression. Income at Absa increased 14% to £1,379m (2009: £1,210m).
Impairment charges across the Group against loans and advances, available for sale assets and reverse repurchase agreements improved 32% to £3,080m (2009: £4,556m). This reduction was achieved in spite of an increase of £433m in impairment on the Barclays Corporate loan book in Spain. Impairment charges as a proportion of Group loans and advances as at 30th June 2010 improved to 118bps, compared to 156bps for the full year 2009.
Net income for the Group after impairment charges increased 26% to £13,498m (2009: £10,741m) with a particularly strong increase at Barclays Capital of 80% to £7,603m (2009: £4,215m).
As a result, the Group’s cost:net income ratio improved from 75% to 72%, with operating expenses up £1,668m to £9,717m, a 21% increase compared to the 26% increase in net income. Barclays Capital accounted for £1,037m of this increase, reflecting investment in the business across our sales, origination, trading and research functions, investment in technology and infrastructure, and increased charges relating to prior year compensation deferrals. Operating expenses increased in Head Office by £197m, principally from a provision in relation to the possible resolution of a review of Barclays compliance with US economic sanctions legislation. Expenses in Absa increased £127m, driven by the appreciation in the average value of the Rand against Sterling, and in Barclays Corporate growth in expenses in New Markets reflects restructuring charges of £93m. As a result, the Group’s cost:income ratio increased to 59% (2009: 53%). The compensation:income ratio for Barclays Capital was 37% compared to 38% for the full year 2009.

Business Performance – Global Retail Banking

GRB comprises UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa. Global Retail Banking profit before tax increased 7% to £901m (2009: £845m) and included £129m of gains on the acquisitions of Standard Life Bank in the UK and the Citigroup card business in Italy.
Income declined 1% to £5,134m (2009: £5,207m) as a result of a 26bps decline in the net interest margin to 223bps as well as lower fees and commissions, partly offset by business growth. The decline in the net interest margin was driven by the continued low interest rate environment and competition for deposits, which was partially offset by the expansion of underlying asset margins. The impact of the new internal Funds Transfer Pricing mechanism, whilst broadly neutral in its effect on the net interest margin across GRB, resulted in relatively higher liability margins and lower asset margins.
Impairment charges fell by 8% resulting in a 32bps improvement in the loan loss rate to 159bps demonstrating the relatively conservative positioning of GRB’s asset mix and some improvements in economic conditions. Costs increased by 5% to £2,866m (2009: £2,739m) driven by the impact of acquisitions in the second half of 2009 and the first half of 2010, as well as higher ongoing pension costs. The first half of 2010 also reflected the benefit of a £146m pension credit resulting from amendments to the treatment of minimum defined benefits.

UK Retail Banking (UKRB) profit before tax increased 61% to £504m (2009: £313m) including a £100m gain on the acquisition of Standard Life Bank and lower impairment charges, partially offset by margin compression as a result of the continued low interest environment. Despite margin compression, income increased 1% reflecting continued business growth. The average loan-to-value ratio of new mortgage lending was 51%, continuing the conservative approach to lending. Impairment charges decreased 14%, driven by low interest rates and improvements in the quality of new business. As a result, net income grew 6% to £1,724m (2009: £1,630m). Operating expenses benefited by £118m from the UKRB portion of the pension credit resulting from amendments to the treatment of minimum defined benefits referred to above, partially offset by a year-on-year increase of £46m in pension costs.

Group Finance Director’s Review

Barclaycard profit before tax decreased 15% to £317m (2009: £375m) largely as a result of the Credit Card Accountability, Responsibility and Disclosure Act in the US. Income decreased by 3% to £1,958m. Impairment charges also reduced, reflecting the improvement in economic conditions and better delinquency trends in all major markets. Operating expenses increased due to an increase in staff-related costs and investment in marketing activities.

Western Europe Retail Banking profit before tax was down £82m to £10m (2009: £92m) in a challenging economic environment. Despite the difficult backdrop there has been continued investment, with the acquisition of the Italian Citigroup credit card business which generated a £29m gain on acquisition. Income fell by 12% due to declining treasury interest income and margin compression, partially offset by higher fees and commissions. Impairment charges fell by 10% reflecting improved delinquency trends, tightened credit criteria and improved collections activities. Operating expenses increased by 12% driven mainly by branch expansion and the impact of the credit card acquisition in Portugal in the second half of 2009 and in Italy in the first half of 2010.

Barclays Africa profit before tax increased 8% to £70m (2009: £65m) driven by income growth coupled with lower impairment charges. Income increased 10% driven by improved margins and trading income. Impairment charges decreased as a result of the better economic environment coupled with improved collection processes. Operating expenses grew 12% as a result of increased investment in infrastructure. The sale of Barclays Africa’s custody business agreed in April is expected to be completed by the end of 2010.

Business Performance – Corporate and Investment Banking, and Barclays Wealth

Barclays Capital profit before tax increased to £3,400m (2009: £1,047m). Excluding a gain on own credit, profit before tax grew 31% to £2,549m. Total income increased to £7,912m up 30% (2009: £6,089m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £65m (2009: £3,507m) and a gain relating to own credit of £851m (2009: loss of £893m). Top-line income, which excludes these items, was £7,126m down 32% on the exceptionally strong prior year performance. Fixed Income, Currency and Commodities top-line income of £4,948m declined 40%, reflecting lower contributions from rates and commodities. Equities and Prime Services top-line income of £1,056m declined 18%, as growth in cash equities was more than offset by subdued market activity in European equity derivatives. Investment Banking revenues of £1,017m declined 6%.
Top-line income in the second quarter of 2010 was £3,281m, down 15% on the first quarter of 2010. Market conditions were more challenging in the second quarter of 2010, with lower activity levels leading to first to second quarter declines in the Fixed Income, Currency and Commodities business of 16% and Investment Banking businesses of 17%, which more than offset a 14% increase in the contribution from Equities and Prime Services.
Impairment charges of £309m for 2010 were significantly lower (2009: £1,874m) resulting in net income up 80% to £7,603m. Operating expenses increased 33%, broadly in line with the increase in net income excluding own credit, largely reflecting the continuing build-out of our sales, origination, trading and research activities and increased charges relating to prior year compensation deferrals. Compensation costs represented 37% of income compared with a rate of 38% full year 2009; excluding the gain relating to own credit, compensation costs would have been 42% of income.

Barclays Corporate recorded a loss before tax of £377m (2009: profit of £152m), as losses in Continental Europe and New Markets more than offset increased profits in the UK & Ireland operation. Total income decreased 14%, reflecting lower treasury management income and higher funding charges. Impairment charges increased 32% to £949m, driven by an increase of £433m in Spain due to increasing loss severity assumptions on exposures to the property and construction sector. In the UK & Ireland and New Markets operations, impairment charges improved significantly. Operating expenses grew 8% (£61m) to £829m, reflecting restructuring costs of £93m in New Markets and investment in infrastructure in the UK, partly offset by a pension credit resulting from amendments to the treatment of minimum defined pension benefits.

Barclays Wealth profit before tax increased 27% to £95m (2009: £75m). Income increased 22% to £757m benefiting from strong income growth in the High Net Worth businesses and reflecting higher attributable net interest income from changes to the internal Funds Transfer Pricing mechanism. Impairment charges increased £6m reflecting the impact of the current economic environment on client liquidity and collateral values. Operating expenses increased 20%, principally due to the impact of growth in High Net Worth business revenues on staff and infrastructure costs and the start of Barclays Wealth’s strategic investment programme. We expect investment in this programme to increase to approximately £80m in the second half of 2010.

Group Finance Director’s Review

Investment Management profit before tax of £31m (2009: £37m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc. Total assets as at 30th June 2010 of £3,603m reflected the fair value of the 37.567m shares held in BlackRock, Inc. (31st December 2009: £5,406m).

Business Performance – Absa

Absa Group Limited reported profit before tax of R5,617m (2009: R4,757m), an increase of 18%. In Barclays segmental reporting, the results of the Absa credit card business are included in Barclaycard the investment banking operations in Barclays Capital and wealth operations in Barclays Wealth. The other operations of Absa Group Limited are reported in the Absa segment.

Absa profit before tax increased 23% to £318m (2009: £259m), driven by the appreciation in the average value of the Rand against Sterling. The impact of exchange rate movements also impacted operating expenses, which increased 19%, and impairment charges, which decreased 4%. Impairment charges in local currency improved by 18% reflecting a moderation in economic conditions.

Business Performance – Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax was £421m (2009: profit £311m). This decrease resulted from the non recurrence of net gains on debt extinguishment of £1,109m in 2009 and a provision of £194m in relation to the possible resolution of Barclays compliance with US economic sanctions. These were partially offset by increased net interest income in 2010 due to reduced costs of central funding activity as money market dislocations eased and a reclassification of profit from the currency translation reserve to the income statement.

Balance Sheet and Capital Management

Shareholders’ Equity

Shareholders’ equity, including non-controlling interests, increased 5% to £61.7bn in 2010 driven by profit after tax of £2.9bn and a capital injection of £1.1bn following the exercise of warrants in Barclays PLC, offset by movements in other reserves.

Balance Sheet

Total assets increased by £209bn to £1,588bn in 2010. Loans and advances increased by £33bn largely in Barclays Capital, UK Retail Banking and Barclays Wealth. Gross new lending to UK households and businesses amounted to £18bn during the first half and the acquisition of Standard Life Bank added a further £7bn. Derivative assets increased £88bn, largely reflecting an increase in the interest rate derivative asset balances resulting from decreases in major forward curves. Balances attributable to derivative assets and liabilities would have been £461bn lower (31st December 2009: £374bn lower) than reported under IFRS if, as under US GAAP, netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Excluding this, assets under management on the balance sheet, settlement balances, goodwill and intangible assets, adjusted total tangible assets were £1,063bn at 30th June 2010 (31st December 2009: £969bn). Adjusted gross leverage on this basis, being the multiple of adjusted total tangible assets over total qualifying Tier 1 capital, was 20x as at 30th June 2010 (31st December 2009: 19x).

Capital Management

At 30th June 2010, on a Basel II basis, the Group’s Core Tier 1 ratio was 10.2% (31st December 2009: 10.1%) and the Tier 1 ratio was 13.2% (31st December 2009: 13.0%). Risk weighted assets increased 3% to £395bn in the first half of 2010.

Group Finance Director’s Review

Liquidity and Funding

The liquidity pool held by the Group increased by £33bn to £160bn at 30th June 2010 from £127bn at the end of 2009. The Group expects to maintain surplus liquidity at current levels for the foreseeable future. We will review levels of surplus liquidity once regulatory reviews are completed.
We continue to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. We have extended the average term of our net unsecured liabilities from at least 26 months to at least 31 months and our Group liquidity pool is currently sufficient to cover more than one year of wholesale maturities.
We have continued to raise senior term debt successfully over the period in multiple markets. Secured public issuance totalled £3bn; unsecured public issuance totalled £6bn. We raised £12bn equivalent from our structured note programme.

Outlook

Although the market and economic environment in which we operate remains uncertain, I am pleased with the strength of our income generation, the flexibility in our cost base and the performance of our risk management which, in combination, are driving higher profits and returns. Our client and customer relationships are at the heart of this performance.
The trends that we have observed during July are broadly similar to the first half, with each of our retail, commercial and wealth management businesses performing in line. Investment banking volumes picked up in the second half of July matching the second quarter run rate which was resilient. Own credit remains volatile and has been impacted by movements in credit spreads.

We will continue to maintain the Group's total capital, leverage and liquidity around current levels in anticipation of likely regulatory change over years to come.

Chris Lucas, Group Finance Director

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Income Statement (Unaudited)

		Half Year Ended	Half Year Ended
Continuing Operations		30.06.10	30.06.09
	Notes[1]	£m	£m
Net interest income		5,967	5,475
Net fee and commission income		4,194	4,127
Net trading income	1	5,632	4,117
Net investment income		529	98
Net premiums from insurance contracts		582	602
Other income		89	1,299
Total income		16,993	15,718

Net claims and benefits incurred on insurance contracts		(415)	(421)
Total income net of insurance claims		16,578	15,297
Impairment charges and other credit provisions	2	(3,080)	(4,556)
Net income		13,498	10,741

Staff costs	3	(5,812)	(4,815)
Administration and general expenses		(3,273)	(2,627)
Depreciation of property, plant and equipment		(408)	(379)
Amortisation of intangible assets		(224)	(228)
Operating expenses	3	(9,717)	(8,049)

Share of post-tax results of associates and joint ventures		33	13
Profit on disposal of subsidiaries, associates and joint ventures		4	21
Gains on acquisitions		129	-
Profit before tax from continuing operations		3,947	2,726
Tax on continuing operations	4	(1,026)	(532)
Profit after tax from continuing operations		2,921	2,194
Profit after tax from discontinued operations including gain on disposal	20	-	125
Net Profit for the period		2,921	2,319

Attributable to:
Non-controlling interests		189	144
Equity holders of the parent		2,732	2,175
		2,921	2,319

1     The notes on pages 36 to 53 form an integral part of this condensed consolidated interim financial information.

Consolidated Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Half Year Ended	Half Year Ended
	30.06.10	30.06.09
	£m	£m
Net profit for the period	2,921	2,319

Other Comprehensive Income
Continuing operations
Currency translation differences	1,048	(1,522)
Available for sale financial assets	(1,981)	649
Cash flow hedges	730	167
Other	-	(6)
Tax relating to components of other comprehensive income	(259)	(44)
Other comprehensive income for the year, net of tax from continuing operations	(462)	(756)
Other comprehensive income for the year, net of tax from discontinued operations	-	(137)
Total comprehensive income for the year	2,459	1,426

Attributable to:
Non-controlling interests	332	237
Equity holders of the parent	2,127	1,189
Total comprehensive income for the year	2,459	1,426

1     The notes on pages 36 to 53 form an integral part of this condensed consolidated interim financial information.

Consolidated Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Balance Sheet (Unaudited)

Assets		As at 30.06.10	As at 31.12.09
	Notes[1]	£m	£m
Cash and balances at central banks		103,928	81,483
Items in the course of collection from other banks		961	1,593
Trading portfolio assets		167,087	151,395
Financial assets designated at fair value		42,764	42,568
Derivative financial instruments		505,210	416,815
Loans and advances to banks	9	45,924	41,135
Loans and advances to customers	10	448,266	420,224
Available for sale financial investments		53,276	56,651
Reverse repurchase agreements and cash collateral on securities borrowed		197,050	143,431
Current and deferred tax assets		2,187	2,652
Investments in associates and joint ventures		406	422
Goodwill and intangible assets		8,824	8,795
Property, plant and equipment		5,738	5,626
Other assets		6,185	6,358
Total assets		1,587,806	1,379,148

Liabilities
Deposits from banks		94,304	76,446
Items in the course of collection due to other banks		1,500	1,466
Customer accounts		360,993	322,455
Trading portfolio liabilities		71,752	51,252
Financial liabilities designated at fair value		87,229	86,202
Liabilities to customers under investment contracts		1,786	1,679
Derivative financial instruments		486,261	403,416
Debt securities in issue		151,728	135,902
Repurchase agreements and cash collateral on securities lent		227,706	198,781
Current and deferred tax liabilities		1,491	1,434
Insurance contract liabilities, including unit-linked liabilities		2,168	2,140
Subordinated liabilities	12	25,929	25,816
Provisions		807	590
Retirement benefit liabilities	13	788	769
Other liabilities		11,644	12,101
Total liabilities		1,526,086	1,320,449

Shareholders' Equity
Called up share capital	14	2,402	2,402
Share premium account		12,092	12,092
Other reserves		3,747	4,342
Retained earnings		40,463	37,089
Shareholders' equity excluding non-controlling interests		58,704	55,925
Non-controlling interests		3,016	2,774
Total shareholders' equity		61,720	58,699

Total liabilities and shareholders' equity		1,587,806	1,379,148

1     The notes on pages 36 to 53 form an integral part of this condensed consolidated interim financial information.

Consolidated Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.10	Share Capital and Share Premium[1]	Other Reserves and Other Share- holders Equity	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1st January 2010	14,494	4,342	37,089	55,925	2,774	58,699
Net Profit for the period	-	-	2,732	2,732	189	2,921
Other comprehensive income:
Currency translation movements	-	935	-	935	113	1,048
Available-for-sale financial assets	-	(1,982)	-	(1,982)	1	(1,981)
Cash flow hedges	-	694	-	694	36	730
Tax relating to components of other comprehensive income	-	(256)	4	(252)	(7)	(259)
Total comprehensive income	-	(609)	2,736	2,127	332	2,459
Equity settled share schemes	-	-	405	405	-	405
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(334)	(334)	-	(334)
Capital injection from Barclays PLC	-	-	1,070	1,070	-	1,070
Dividends paid	-	-	(124)	(124)	(82)	(206)
Dividends on preference shares and other shareholders equity	-	-	(290)	(290)	-	(290)
Other	-	14	(89)	(75)	(8)	(83)
Balance at 30th June 2010	14,494	3,747	40,463	58,704	3,016	61,720

Half Year Ended 31.12.09
Balance at 1st July 2009	14,476	3,306	28,531	46,313	2,533	48,846
Net Profit for the period	-	-	7,818	7,818	152	7,970
Other comprehensive income:
Currency translation movements	-	504	-	504	165	669
Available-for-sale financial assets	-	671	-	671	-	671
Cash flow hedges	-	3	-	3	(5)	(2)
Other	-	-	5	5	-	5
Tax relating to components of other comprehensive income	-	(154)	170	16	2	18
Other comprehensive income net of tax from discontinued operations	-	70	9	79	-	79
Total comprehensive income	-	1,094	8,002	9,096	314	9,410
Issue of new ordinary shares	7	-	-	7	-	7
Equity settled share schemes	-	-	98	98	-	98
Vesting of Barclays PLC shares under share- based payment schemes	-	-	(31)	(31)	-	(31)
Capital injection from Barclays PLC	-	-	800	800	-	800
Dividends paid	-	-	205	205	(61)	144
Dividends on preference shares and other shareholders equity	-	-	(599)	(599)	-	(599)
Net decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	-	-	-	-	(78)	(78)
Other	11	(58)	83	36	66	102
Balance at 31st December 2009	14,494	4,342	37,089	55,925	2,774	58,699

1     Details of share capital is shown in note 14.

Consolidated Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.09	Share Capital and Share Premium[1]	Other Reserves and Other Share- holders Equity	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1st January 2009	14,458	4,287	22,457	41,202	2,372	43,574
Net Profit for the period	-	-	2,175	2,175	144	2,319
Other comprehensive income:
Currency translation movements	-	(1,642)	-	(1,642)	120	(1,522)
Available-for-sale financial assets	-	662	-	662	(13)	649
Cash flow hedges	-	191	-	191	(24)	167
Other	-	-	(6)	(6)	-	(6)
Tax relating to components of other comprehensive income	-	(55)	1	(54)	10	(44)
Other comprehensive income net of tax from discontinued operations	-	(145)	8	(137)	-	(137)
Total comprehensive income	-	(989)	2,178	1,189	237	1,426
Issue of new ordinary shares	18	-	-	18	-	18
Issue of shares under employee share schemes	-	-	-	-	-	-
Equity settled share schemes	-	-	200	200	-	200
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(49)	(49)	-	(49)
Capital injection from Barclays PLC	-	-	4,050	4,050	-	4,050
Dividends paid	-	-	(308)	(308)	(71)	(379)
Net decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	-	-	-	-	(5)	(5)
Other	-	8	3	11	-	11
Balance at 30th June 2009	14,476	3,306	28,531	46,313	2,533	48,846

Total comprehensive income of £2,459m (31st December 2009: £9,410m, 30th June 2009: £1,426m) has been recognised in the statement of changes in equity.

1     Details of share capital is shown in note 14.

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

	Half Year Ended	Half Year Ended
	30.06.10	31.12.09
	£m	£m
Continuing Operations
Profit before tax	3,947	4,559
Adjustment for non-cash items	(1,282)	13,092
Changes in operating assets and liabilities	22,076	24,946
Tax paid	(700)	(1,176)
Net cash from operating activities	24,041	41,421
Net cash from investing activities	3,223	12,260
Net cash from financing activities	(506)	(610)
Net cash from discontinued operations	-	(376)
Effect of exchange rates on cash and cash equivalents	2,747	(2,864)
Net increase in cash and cash equivalents	29,505	49,831
Cash and cash equivalents at beginning of period	114,340	64,509
Cash and cash equivalents at end of period	143,845	114,340

Risk Management

Overview of Barclays Risk Exposures

Overall impairment charges fell during the first half of 2010 reflecting generally improving credit conditions in our main markets. In the UK, GDP growth has been moderate, labour and housing markets have shown more resilience. Interest rates remained low, which has supported improved credit conditions. The economic environment in many other key markets has also begun to show signs of improvement. The most material risks to this outlook relate to the uncertainty in the strength of the global economic recovery, which would affect unemployment, asset values and interest rates over time.
Barclays continues to manage actively its businesses to mitigate these risks and address these challenges. There have been no material changes to the risk management processes as described in the Risk Management section of Barclays Bank Annual Report and Accounts for the year ended 31st December 2009.
Pages 21 to 30 of this Results Announcement provide details with respect to Barclays risk exposures:

–   Pages 23 to 26 provide an analysis of the key credit risks faced by Barclays across a number of asset classes and businesses, referencing significant portfolios and including summary measures of asset quality. Further information on the detail within this section is as follows:

–     Analysis of total assets by valuation basis and underlying asset class (pages 21 to 22)

–     Loans and advances to customers and banks and impairment charges (pages 23 to 24)

–     Wholesale Credit Risk (page 25)

–     Retail Credit Risk (page 26)

–  Pages 27 to 28 provides an analysis of market risk;

–  Page 28 sets out the key measures of liquidity risk.

–  Pages 29 to 30 provide summary disclosures and analysis of Barclays Capital credit market assets by asset class

Barclays is also affected by legal risk and regulatory compliance risk. Certain information regarding these risks can be found on pages 46 to 48. Other principal risks discussed in the 2009 Annual Report remain unchanged from the year end.
More extensive disclosures are contained in the Barclays PLC Interim Results Announcement for the half year ended 30 June 2010.

Risk Management

Analysis of Total Assets

		Accounting Basis
Assets as at 30.06.10	Total Assets	Cost Based Measure	Fair Value
	£m	£m	£m
Cash and balances at central banks	103,928	103,928	-

Items in the course of collection from other banks	961	961	-

Treasury & other eligible bills	3,955	-	3,955
Debt securities	137,456	-	137,456
Equity securities	21,423	-	21,423
Traded loans	2,562	-	2,562
Commodities[5]	1,691	-	1,691
Trading portfolio assets	167,087	-	167,087

Financial Assets Designated at Fair Value
Loans and advances	24,056	-	24,056
Debt securities	3,192	-	3,192
Equity securities	4,701	-	4,701
Other financial assets[6]	9,346	-	9,346
Held for own account	41,295	-	41,295

Held in respect of linked liabilities to customers under investment contracts[7]	1,469	-	1,469

Derivative financial instruments	505,210	-	505,210

Loans and advances to banks	45,924	45,924	-

Loans and advances to customers	448,266	448,266	-

Debt securities	42,348	-	42,348
Equity securities	5,343	-	5,343
Treasury & other eligible bills	5,585	-	5,585
Available for sale financial instruments	53,276	-	53,276

Reverse repurchase agreements and cash collateral on securities borrowed	197,050	197,050	-

Other assets	23,340	22,085	1,255

Total assets as at 30.06.10	1,587,806	818,214	769,592

Total assets as at 31.12.09	1,379,148	710,512	668,636

1     Further analysis of loans and advances is on pages 23 to 24.

2     Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.

3     Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Risk Management

Analysis of Total Assets						Sub Analysis
Loans and Advances[1]	Derivatives	Debt Securities and Other Bills	Reverse Repurchase Agreements[2]	Equity Securities[3]	Other	Credit Market Exposures[4]
£m	£m	£m	£m	£m	£m	£m
-	-	-	-	-	103,928	-

-	-	-	-	-	961	-

-	-	3,955	-	-	-	-
-	-	137,456	-	-	-	231
-	-	-	-	21,423	-	-
2,562	-	-	-	-	-	-
-	-	-	-	-	1,691	-
2,562	-	141,411	-	21,423	1,691	231

24,056	-	-	-	-	-	6,482
-	-	3,192	-	-	-	-
-	-	-	-	4,701	-	-
-	-	-	8,624	-	722	-
24,056	-	3,192	8,624	4,701	722	6,482

-	-	-	-	-	1,469	-

-	505,210	-	-	-	-	2,527

45,924	-	-	-	-	-	-

448,266	-	-	-	-	-	15,216

-	-	42,348	-	-	-	455
-	-	-	-	5,343	-	-
-	-	5,585	-	-	-	-
-	-	47,933	-	5,343		455

-	-	-	197,050	-	-	-

-	-	-	-	-	23,340	1,252

520,808	505,210	192,536	205,674	31,467	132,111	26,163

487,268	416,815	180,334	151,188	32,753	110,790	26,601

4     Further analysis of Barclays Capital credit market exposures is on pages 29 to 30. Undrawn commitments of £219m (31st December 2009: £257m) are off-balance sheet and therefore not included in the table above.

5     Commodities primarily consist of physical inventory positions.

6     These instruments consist primarily of reverse repurchase agreements designated at fair value.

7     Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Risk Management

Credit Risk

Loans and Advances to Customers and Banks

Total loans and advances to customers and banks increased 7% to £520,808m (31st December 2009: £487,268m). Loans and advances at amortised cost were £494,190m (31st December 2009: £461,359m) and loans and advances at fair value were £26,618m (31st December 2009: £25,909m).
Total loans and advances to customers and banks at amortised cost gross of impairment increased by £33,782m (7%) to £505,937m (31st December 2009: £472,155m) with rises in both the wholesale (9%) and retail (5%) portfolios.
The principal drivers for this increase were:

–  Barclays Capital, where loans and advances increased 15% to £190,941m (31st December 2009: £165,624m). This was driven by increases in settlement balances and cash collateral provided against derivative trades and the net depreciation of Sterling relative to other currencies, offset by a reduction in borrowings. The corporate and government lending portfolio declined 10% to £49,113m (31st December 2009: £54,342m), primarily due to reductions in borrowings by customers offset by increases due to the net depreciation in the value of Sterling relative to other currencies

–  UK Retail Banking, due to the acquisition of the Standard Life Bank mortgage portfolio and increased lending in Home Finance

This was partially offset by a reduction of £3,329m (5%) in Barclays Corporate, due to lower customer demand in UK & Ireland operations.

Loans and Advances at Amortised Cost

As at 30.06.10	Gross Loans & Advances	Impair-ment Allowance	Loans & Advances Net of Impair-ment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impair-ment Charge[1]	Loan Loss Rates[2]
	£m	£m	£m	£m	%	£m	bps
Wholesale - customers	234,738	5,007	229,731	11,005	4.7%	1,214	103
Wholesale - banks	45,984	60	45,924	55	0.1%	(6)	(3)
Total wholesale	280,722	5,067	275,655	11,060	3.9%	1,208	86

Retail - customers	225,215	6,680	218,535	11,657	5.2%	1,773	157
Total retail	225,215	6,680	218,535	11,657	5.2%	1,773	157

Total	505,937	11,747	494,190	22,717	4.5%	2,981	118

As at 31.12.09
Wholesale - customers	217,470	4,616	212,854	10,982	5.0%	3,428	158
Wholesale - banks	41,196	61	41,135	57	0.1%	11	3
Total wholesale	258,666	4,677	253,989	11,039	4.3%	3,439	133

Retail - customers	213,489	6,119	207,370	11,349	5.3%	3,919	184
Total retail	213,489	6,119	207,370	11,349	5.3%	3,919	184

Total	472,155	10,796	461,359	22,388	4.7%	7,358	156

1     For 30.06.10, the impairment charge provided above relates to the six months ended 30.06.10. For 31.12.09, the impairment charge provided above relates to the twelve months ended 31.12.09.

2     The loan loss rates for 30.06.10 have been calculated on an annualised basis.

Risk Management

Impairment Charges

Impairment charges on loans and advances fell 24% (£922m) to £2,981m (2009: £3,903m). The fall reflected generally improving credit conditions in Barclays main markets, which led to lower charges across the majority of businesses but predominantly in the wholesale portfolios, where charges against credit market exposures fell and single name charges were generally lower. This reduction was achieved in spite of an increase of £433m in impairment on the Barclays Corporate loan book in Spain. In the retail portfolios, impairment performance improved as delinquency rates fell across Barclays businesses, most notably our UK, US, Spanish and Indian books.
As a result of this fall in impairment and the rise in loans and advances, the impairment charges as a percentage of period end Group total loans and advances decreased to 118bps (2009: 165bps).

Impairment Charges and Other Credit Provisions

	Half Year Ended	Half Year Ended
	30.06.10	30.06.09
	£m	£m
Impairment charges on loans and advances (note 11)	2,970	3,870
Charges in respect of undrawn facilities and guarantees	11	33
Impairment charges on loans and advances and other credit provisions	2,981	3,903
Impairment charges on reverse repurchase agreements	2	3
Impairment charges on available for sale assets	97	650
Impairment charges and other credit provisions	3,080	4,556

In Corporate and Investment Banking and Barclays Wealth, impairment fell by 39% (£774m) to £1,186m
(2009: £1,960m), reflecting lower charges against credit market exposures and fewer charges against large single name exposures, partially offset by higher charges against property and construction related names in Spain. The loan loss rate for the first half of 2010 was 86bps (2009: 148bps).
The impairment charge in Global Retail Banking fell by 8% (£129m) to £1,518m (2009: £1,647m) with lower charges across the majority of portfolios, reflecting improving credit conditions across all regions, which favourably impacted delinquency rates and reduced the loan loss rate for the first half of 2010 to 159bps
(2009: 191bps).
In Absa, impairment fell by 4% (£13m) to £282m (2009: £295m) as a result of continued improvement in the retail portfolios offset by currency movements. The loan loss rate for the first half of 2010 was 147bps
(2009: 168bps).
The impairment charge against available for sale assets and reverse repurchase agreements fell by 85% (£554m) to £99m (2009: £653m), principally driven by lower impairment against credit market exposures.

Risk Management

Wholesale Credit Risk

Loans and advances to customers and banks in the wholesale portfolios increased by £22,056m (9%) to £280,722m (31st December 2009: £258,666m), primarily as a result of a £25,317m (15%) rise in Barclays Capital to £190,941m (31st December 2009: £165,624m). This was driven by an increase in settlement balances, an increase in the cash collateral held against derivative trades and the net depreciation of Sterling relative to other currencies offset by a reduction in borrowings. The corporate and government lending portfolio in Barclays Capital declined 10% to £49,113m (31st December 2009: £54,342m), primarily due to reductions in borrowing by customers offset by increases due to the net depreciation in the value of Sterling relative to other currencies. Loans and advances fell in Barclays Corporate by £3,139m (4%) to £67,986m (31st December 2009: £71,125m), due to reduced customer demand in UK and Ireland. The increase of £777m (8%) in balances at Absa was primarily due to the appreciation of the Rand against Sterling during 2010. In Rand terms, balances were stable.
In the wholesale portfolios, the impairment charge against loans and advances fell by £714m (37%) to £1,208m (31st December 2009: £1,922m) mainly due to a decrease in Barclays Capital, driven by lower charges against credit market exposures and lower charges against single names in the general loan book. This was partially offset by an increase in the Barclays Corporate impairment charge as a result of deteriorating credit conditions in the Spanish property and construction market leading to significantly higher charges in Continental Europe, although this was mitigated by lower default rates and fewer single name charges in UK & Ireland and New Markets.
The loan loss rate across the Group’s wholesale portfolios for the first half of 2010 was 86bps (full year 2009: 133bps), reflecting the fall in impairment and the 9% rise in wholesale loans and advances.
As Barclays enters the second half of 2010, the principal uncertainties relating to the performance of the wholesale portfolios are:

–  The extent and sustainability of economic recovery in the UK, US, Spain and South Africa as governments consider how to tackle large budget deficits through fiscal tightening which will impact economic growth

–  The potential for single name risk and for losses in different sectors and geographies

–  Possible deterioration in Barclays remaining credit market exposures, including commercial real estate and leveraged finance

–  The impact of potentially deteriorating sovereign credit quality on the credit performance of related corporate lending

Risk Management

Retail Credit Risk

Loans and advances to customers in the retail portfolios increased by £11,726m (5%) to £225,215m (31st December 2009: £213,489m). This was driven by an increase in UK Retail Banking, with balances in most other businesses remaining stable. The increase of £10,801m (11%) to £111,865m (31st December 2009: £101,064m) primarily reflected the acquisition of Standard Life Bank mortgage portfolio and increased lending in the UK Home Finance portfolio. Western Europe Retail Banking decreased by £1,126m (3%), which primarily reflected the depreciation of the Euro against Sterling partially offset by steady growth in Italy and Spain mortgages. The increase of £208m (1%) of balances in Absa was principally due to the appreciation of the Rand against Sterling during 2010 offset by a 4% fall in balances in Rand terms.
In the retail portfolios, the impairment charge against loans and advances fell by £208m (10%) to £1,773m (2009: £1,981m) due to improving economic conditions, particularly in the labour and housing markets and the low interest rate environment. The largest improvement was in the Retail portfolios of Barclays Corporate, which decreased by £67m (47%) to £75m, reflecting improving delinquency performance in the Indian book. The decrease of £64m (14%) to £405m in UK Retail Banking was driven by lower charge-offs in unsecured loans and a rise in house prices, which positively impacted Home Finance impairment allowances. The decrease of £27m (3%) in Barclaycard to £880m reflected positive underlying delinquency and bankruptcy trends, most notably in US Cards. Impairment charges were also lower in Western Europe Retail Banking, primarily due to improved collection performance and improving delinquency rates in Spanish cards and in Barclays Africa mainly as a result of improved collection performance in the Egyptian and Zambian portfolios.
The loan loss rate across the Group’s retail portfolios for the first half of 2010 was 157bps (full year 2009: 184bps).
As Barclays enters the second half of 2010, the principal uncertainties relating to the performance of the Group’s retail portfolios are:

–  The extent and sustainability of economic recovery in the UK, US, Spain and South Africa as governments consider how to tackle large budget deficits through fiscal tightening which will negatively affect net disposable income and impact economic growth

–  The extent and duration of increases in unemployment and the speed and extent of rises in interest rates as retail portfolio delinquency rates remain very sensitive to economic conditions

–  The possibility of any further falls in residential property prices in the UK, South Africa and Western Europe

Risk Management

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices, and foreign exchange rates. The large majority of traded market risk resides in Barclays Capital.

Risk Measurement and Control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall, three worst day average (3W) and stress testing.
DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two year equally weighted historical period, at the 95% confidence level.
Market volatility increased due to concerns over future economic growth and the sovereign debt crisis, but remained below the extreme levels observed in 2008 and early 2009. The extreme volatility data points from 2008 and 2009 continue to impact DVaR in 2010 because the historical simulation methodology uses two years of equally weighted observations.
Barclays Capital’s DVaR model has been approved by the FSA to calculate regulatory capital for designated trading books. The FSA categorises a DVaR model as green, amber or red depending on the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. A green model is consistent with a good working model. For Barclays Capital’s trading book, green model status has been maintained for 2009 and the first half of 2010. Internally, DVaR is calculated for the trading book and certain banking books.
Both Expected Shortfall and 3W metrics use data from the DVaR historical simulation. Expected Shortfall is the average of all hypothetical losses beyond DVaR while 3W is the average of the three worst observations.
Stress testing provides an estimate of the potential losses that could arise in extreme market conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity and foreign exchange rates. Global Scenario stress testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged.
Market Risk is controlled through the use of limits on the above risk measures, where appropriate. Limits are set at the Barclays Capital level, risk factor level (e.g. interest rate risk) and business level (e.g. Emerging Markets). Many book limits are also in place, such as foreign exchange and interest rate sensitivity limits.

Analysis of Barclays Capital's Market Risk Exposure

Barclays Capital's market risk exposure, as measured by average total DVaR, was £57m in the first half of 2010. This is £30m (34%) lower compared to the corresponding period of 2009, and £9m (14%) lower compared to the second half of 2009. The decrease in DVaR was due to a reduction in exposures and increased diversification.
Total DVaR as at 30th June 2010 was £43m (30th June 2009 £71m, 31st December 2009 £55m).
Expected Shortfall and 3W averaged £89m and £170m respectively in the first half of 2010. These represent decreases of £44m (33%) and £54m (24%) respectively compared to the corresponding period of 2009 and decreases of £21m (19%) and £24m (12%) respectively compared to the second half of 2009.
As we enter the second half of 2010, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Price instability and higher volatility may arise as government policy targets future economic growth against a background of fiscal pressures and accommodatory monetary policy.

Risk Management

Analysis of Trading Revenue

Trading revenue reflects top-line income, excluding income from Private Equity and Principal Investments.
Average daily trading revenue for the first half of 2010 was £57m. This was £29m (34%) lower compared to the corresponding period of 2009 due to reduced client activity in the second quarter, but in line with the average for the second half 2009 of £57m.
In the first half of 2010 there were 121 positive revenue days, 3 negative days and no flat days. For the first half of 2009 there were 119 positive days, 4 negative days and one flat day while for the second half of 2009 there were 128 positive days, one negative day and no flat days.

Liquidity Risk

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Many of the stress tests currently applied under the Liquidity Framework will also be applied under the FSA’s new regime, although the precise calibration may differ in Barclays final Individual Liquidity Guidance to be set by the FSA. The Framework considers a range of possible wholesale and retail factors leading to loss of financing including:

– Maturing of wholesale liabilities

– Loss of secured financing and widened haircuts on remaining book

– Retail and commercial outflows from savings and deposit accounts

– Drawdown of loans and commitments

– Potential impact of a 2 notch ratings downgrade

– Withdrawal of initial margin amounts by counterparties

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and central bank deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank borrowing facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Risk Management

Analysis of Barclays Capital Credit Market Exposures by Asset Class

	Trading Portfolio Assets - Debt Securities	Financial Assets Designated at Fair Value - L&A	Derivative Financial Instruments	L&A to Customers	Available For Sale - Debt Securities	Other Assets	Total as at 30.06.10[1]	Total as at 31.12.09
	£m	£m	£m	£m	£m	£m	£m	£m
ABS CDO Super Senior	-	-	-	1,900	-	-	1,900	1,931
Other US Sub-prime and Alt-A	-	-	414	30	455	-	899	894
Monoline Wrapped US RMBS	-	-	-	-	-	-	-	6
Commercial Real Estate Loans and Property	-	6,125	-	-	-	1,252	7,377	7,734
CMBS	231	-	(35)	-	-	-	196	218
Monoline Wrapped CMBS	-	-	19	-	-	-	19	30
Leveraged Finance[2]	-	-	-	4,792	-	-	4,792	5,250
SIVs, SIV-lites and CDPCs	-	357	72	122	-	-	551	553
Monoline Wrapped CLO and Other	-	-	2,057	-	-	-	2,057	2,126
Loan to Protium Finance LP	-	-	-	8,372	-	-	8,372	7,859
Total exposures	231	6,482	2,527	15,216	455	1,252	26,163	26,601

1     Further analysis of Barclays Capital credit market exposures is on page 30.

2     Undrawn commitments of £219m (31st December 2009: £257m) are off-balance sheet and therefore not included in the table above.

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.
The balances and writedowns presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in the secondary market and are therefore excluded from this disclosure.
The balances and writedowns to 30th June 2010 are set out by asset class below:

					Half Year Ended 30.06.10
US Residential Mortgages	As at 30.06.10	As at 31.12.09	As at 30.06.10	As at 31.12.09	Fair Value (Losses) /Gains	Impair-ment (Charge)/ Release	Total (Losses) /Gains
	$m1	$m1	£m1	£m1	£m	£m	£m
ABS CDO Super Senior	2,840	3,127	1,900	1,931	-	(113)	(113)
Other US sub-prime and Alt-A2	1,344	1,447	899	894	(32)	(50)	(82)
Monoline wrapped US RMBS	-	9	-	6	(2)	-	(2)

Commercial Mortgages
Commercial real estate loans and properties	11,026	12,525	7,377	7,734	(191)	-	(191)
Commercial mortgage-backed securities[2]	293	352	196	218	(3)	-	(3)
Monoline wrapped CMBS	29	49	19	30	33	-	33

Other Credit Market
Leveraged Finance[3]	7,489	8,919	5,011	5,507	-	(160)	(160)
SIVs, SIV -Lites and CDPCs	824	896	551	553	6	12	18
Monoline wrapped CLO and other	3,074	3,443	2,057	2,126	124	-	124

Loan to Protium	12,513	12,727	8,372	7,859

Total credit market exposures	39,432	43,494	26,382	26,858

Total gross writedowns					(65)	(311)	(376)

During the period ended 30th June 2010, these credit market exposures decreased £476m to £26,382m
(31st December 2009: £26,858m). The decrease reflected net sales and paydowns and other movements of £1,283m and total writedowns of £376m, offset by foreign exchange rate movements of £1,183m, primarily relating to the appreciation of the US Dollar against Sterling.

In the period ended 30th June 2010, writedowns comprised £311m (2009: £1,170m) of impairment charges and £65m of net fair value losses through income (2009: loss £3,507m). Total writedowns included £197m (2009: £1,745m) against US residential mortgage positions, £161m (2009: £2,009m) against commercial mortgage positions, and £18m (2009: £923m) against other credit market positions.

1     As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2     31st December 2009 comparatives have been adjusted to exclude actively traded positions relating to other US sub-prime and Alt-A of £498m and commercial mortgage-backed securities of £253m.

3     Includes undrawn commitments of £219m (31st December 2009: £257m).

Statement of Directors’ Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 13 to 18 and 36 to 53 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

– an indication of important events that have occurred during the six months ended 30th June 2010 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

– material related party transactions in the six months ended 30th June 2010 and any material changes in the related party transactions described in the last Annual Report

On behalf of the Board

John Varley Group Chief Executive	Chris Lucas Group Finance Director

Independent Auditors’ Review Report

Independent Auditors’ Review Report to Barclays Bank PLC

Introduction

We have been engaged by Barclays Bank PLC to review the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2010, which comprises the consolidated interim income statement on page 13, consolidated interim statement of comprehensive income on page 14, consolidated interim balance sheet on page 15, consolidated interim statement of changes in equity on pages 16 to 17, condensed consolidated interim cash flow statement on page 18 and related notes on pages 36 to 53. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors’ Responsibilities

The interim results announcement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.
As disclosed in the ‘Accounting Policies’ section, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2010 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
4th August 2010

1     The maintenance and integrity of the Barclays website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2     Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other      jurisdictions.

Accounting Policies

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Risk Management section.
The Directors have assessed, in the light of current and anticipated economic conditions, the Group's ability to continue as a going concern.
The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing financial statements.

Basis of Preparation

The condensed consolidated interim financial statements for the 6 months ended 30th June 2010 on pages 13 to 18 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with International Accounting Standards (IAS 34), ‘Interim Financial Reporting’ as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 31st December 2009, which were prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS and IFRIC interpretations as adopted by the European Union.

Changes to Accounting Policy

The accounting policies adopted are consistent with the accounting policies described in the 2009 Annual Report, except for the effects of the following revised accounting standards which apply to the Group from 1st January 2010:

– IFRS 3 Business Combinations (Revised for 2008) – one of the main changes is that any costs directly related to the acquisition of a subsidiary are expensed as incurred, and are not part of the cost of the business combination

– IAS 27 Consolidated and Separate Financial Statements (Revised 2008) – the main change is that changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control

Prior periods are not affected by the revised standards.
A number of other amendments and interpretations to IFRS have been published that first apply from 1st January 2010. These have also not resulted in any material changes to the Group’s accounting policies.

Future Accounting Developments

The most significant accounting development is IFRS 9 - Financial Instruments: Classification and Measurement, which was published on 12th November 2009. It is the first phase of a project to replace IAS 39 – Financial Instruments Recognition and Measurement and will ultimately result in significant changes in the way that the Group accounts for financial instruments. Adoption of the standard is not mandatory until accounting periods beginning on or after 1st January 2013. Early adoption is permitted once the standard has been endorsed by the EU.
Aspects of financial instrument accounting that are being addressed in later phases of the project are accounting for financial liabilities, impairment of amortised cost financial assets and hedge accounting.
The Group is assessing the impacts of the first phase of the project and is following developments in the subsequent phases with the aim of determining a suitable programme for implementation. At this stage, the potential impacts of the project as a whole cannot be determined.

Notes

1.     Net Trading Income

	Half Year Ended	Half Year Ended
	30.06.10	30.06.09
	£m	£m
Trading income	4,846	8,517
Own credit gain/(charge)	851	(893)
Credit market fair value losses	(65)	(3,507)
Net trading income	5,632	4,117

2.     Impairment Charges and Other Credit Provisions

	Half Year Ended	Half Year Ended
	30.06.10	30.06.09
	£m	£m
Impairment charges on loans and advances (note 11)	2,970	3,870
Charges in respect of undrawn facilities and guarantees	11	33
Impairment charges on loans and advances and other credit provisions	2,981	3,903
Impairment charges on reverse repurchase agreements	2	3
Impairment charges on available for sale assets	97	650
Impairment charges and other credit provisions	3,080	4,556

Included in the impairment charges and other credit provisions above, are amounts relating to Barclays Capital’s credit market exposures held at amortised cost or available for sale as follows:

	Half Year Ended	Half Year Ended
	30.06.10	30.06.09
	£m	£m
Impairment charges on loans and advances	311	706
Impairment charges on available for sale assets	-	464
Impairment charges and other credit provisions on Barclays Capital credit market exposures	311	1,170

Notes

3.     Operating Expenses

	Half Year Ended	Half Year Ended
	30.06.10	30.06.09
	£m	£m
Staff costs	5,812	4,815
Administrative expenses	2,886	2,297
Depreciation	408	379
Impairment loss - property and equipment and intangible assets	83	5
Operating lease rentals	316	333
Gain on property disposals	(12)	(9)
Amortisation of intangible assets	224	228
Impairment of goodwill	-	1
Operating expenses	9,717	8,049

4.     Tax

The tax charge for continuing operations for the first half of 2010 was £1,026m (2009: £532m) representing a tax rate of 26.0% (2009: 19.4%). The effective tax rate for both periods differs from the UK tax rate of 28% (2009: 28%) because of non taxable gains and income, different tax rates that are applied to the profits outside of the UK, disallowable expenditure and adjustments in respect of prior years. The UK tax rate change to 27% was not substantively enacted at 30th June 2010 and so did not impact the tax charge for the first half of 2010 and is not expected to have a material impact on the full year tax charge.
Tax charges/(credits) relating to each component of other comprehensive income were as follows:

	Half Year Ended 30.06.10			Half Year Ended 30.06.09
	Before Tax Amount	Tax	Net of Tax Amount	Before Tax Amount	Tax	Net of Tax Amount
	£m	£m	£m	£m	£m	£m
Currency translation differences	1,048	-	1,048	(1,522)	(4)	(1,526)
Available for sale	(1,981)	(89)	(2,070)	649	(80)	569
Cash flow hedge	730	(197)	533	167	14	181
Other	-	27	27	(6)	26	20
Other comprehensive income	(203)	(259)	(462)	(712)	(44)	(756)

5.     Dividends on Ordinary Shares

	Half Year Ended	Half Year Ended
Dividends Paid During the Period	30.06.10	30.06.09
	£m	£m
Ordinary shares	124	-

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

Preference shares	235	232
Other equity instruments	55	50

Notes

6.     Acquisitions

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank PLC realising a gain on acquisition of £100m. On 31st March 2010, the Group acquired 100% of the Italian credit card business of Citibank International PLC realising a gain on acquisition of £29m. Details of the net assets acquired and the consideration paid are set out in aggregate below. The result of their operations have been included from the dates acquired and since acquisition have contributed £60m to consolidated revenues and £43m to consolidated profit before tax.

Assets	Carrying Value Pre-acquisition	Fair Value Adjustments	Fair Values
	£m	£m	£m
Cash and balances at central banks	1,327	-	1,327
Financial assets designated at fair value held on own account	195	-	195
Derivative financial instruments	139	2	141
Loans and advances to banks	165	-	165
Loans and advances to customers	7,690	(78)	7,612
Other assets	72	-	72
Total assets	9,588	(76)	9,512

Liabilities
Deposits from banks	(80)	-	(80)
Customer accounts	(5,847)	3	(5,844)
Derivative financial instruments	(102)	(4)	(106)
Debt securities in issue	(2,782)	64	(2,718)
Subordinated liabilities	(279)	53	(226)
Other liabilities	(21)	-	(21)
Total liabilities	(9,111)	116	(8,995)

Net assets acquired	477	40	517

Consideration Transferred
Cash paid			388
Total consideration			388
Gain on acquisition			129

Acquisition related costs of £7m have been included in operating expenses.
The aggregate net inflow of cash from the acquisitions of the above Group entities was £939m, representing cash and cash equivalents acquired of £1,327m less cash consideration paid of £388m.

Lehman Brothers North American Businesses

In September 2008 Barclays acquired the North American businesses of Lehman Brothers, Inc. Approximately £2.6bn of the assets acquired as part of the acquisition had not been received by 30th June 2010, approximately £2.0bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 30th June 2010. Ongoing legal proceedings relating to the acquisition, including in respect of assets not yet received, are discussed in note 16.

Notes

7.     Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
	Quoted Market Prices	Observable Inputs	Significant Unobservable Inputs
30th June 2010	(Level 1)	(Level 2)	(Level 3)	Total
	£m	£m	£m	£m
Trading portfolio assets	51,873	108,779	6,435	167,087
Financial assets designated at fair value
- held on own account	3,950	26,787	10,558	41,295
- held in respect of linked liabilities to customers under investment contracts	1,469	-	-	1,469
Derivative financial assets	4,146	489,965	11,099	505,210
Available for sale assets	22,055	27,869	3,352	53,276
Total assets	83,493	653,400	31,444	768,337

Trading portfolio liabilities	(32,463)	(39,264)	(25)	(71,752)
Financial liabilities designated at fair value	(558)	(82,517)	(4,154)	(87,229)
Liabilities to customers under investment contracts	(86)	(1,700)	-	(1,786)
Derivative financial liabilities	(3,351)	(474,916)	(7,994)	(486,261)
Total liabilities	(36,458)	(598,397)	(12,173)	(647,028)

31st December 2009
Trading portfolio assets	76,256	69,061	6,078	151,395
Financial assets designated at fair value
- held on own account	5,766	24,845	10,700	41,311
- held in respect of linked liabilities to customers under investment contracts	1,209	48	-	1,257
Derivative financial assets	3,163	401,451	12,201	416,815
Available for sale assets	20,087	35,287	1,277	56,651
Total assets	106,481	530,692	30,256	667,429

Trading portfolio liabilities	(42,238)	(8,936)	(78)	(51,252)
Financial liabilities designated at fair value	-	(82,374)	(3,828)	(86,202)
Liabilities to customers under investment contracts	(109)	(1,570)	-	(1,679)
Derivative financial liabilities	(2,386)	(391,916)	(9,114)	(403,416)
Total liabilities	(44,733)	(484,796)	(13,020)	(542,549)

Transfers between level 1 and level 2 primarily comprised government bonds that became less actively traded.

Notes

7.     Financial Instruments Held at Fair Value (continued)

The following table summarises the movements in the level 3 balance during the period ended 30th June 2010. The table shows gains and losses and includes amounts for financial assets and liabilities transferred into and out of level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

As at 30th June 2010	Trading Portfolio Assets	Financial Assets Designated at Fair Value	Available for Sale Assets	Trading Portfolio Liabilities	Financial Liabilities Designated at Fair Value	Net Derivative Financial Instruments	Total
	£m	£m	£m	£m	£m	£m	£m
As at 1st January 2010	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236
Purchases	1,908	354	343	(7)	(9)	515	3,104
Sales	(1,907)	(412)	(189)	-	21	(77)	(2,564)
Issues	-	-	-	-	(139)	(509)	(648)
Settlements	(286)	(434)	(113)	62	221	660	110
Total gains and losses recognised in the income statement in the period
- trading income	485	71	-	(2)	(596)	70	28
- non trading income	-	148	(112)	-	-	-	36
Total gains or losses recognised in other comprehensive income	-	-	104	-	-	-	104
Transfers in/transfers out	157	131	2,042	-	176	(641)	1,865
	6,435	10,558	3,352	(25)	(4,154)	3,105	19,271

The significant movements in the level 3 positions during the period ended 30th June 2010 are explained below:

– Purchases of £3.1bn were primarily composed of £1.5bn of asset backed products, £0.5bn of equity, credit and commodity derivatives, £0.3bn of traded loans and £0.2bn of bonds

– Sales of £2.6bn included the disposal of £1.6bn of asset backed products, £0.2bn of equities and £0.2bn of bonds

– Net Issuances and Settlements of £0.5bn were primarily driven by new equity, credit and commodity derivatives as well as restructuring transactions

– Transfers into Level 3 primarily reflected a £2bn receivable arising as part of the acquisition of the North American businesses of Lehman Brothers. This resulted from a change in the accounting treatment from loans and advances to available for sale financial instruments. This classification is due to the uncertainty inherent in any litigation, rather than uncertainty relating to the valuation of the assets themselves

The following table discloses the gains and losses recognised in the period arising on level 3 financial assets and liabilities held as at 30th June 2010.

As at 30th June 2010	Trading Portfolio Assets	Financial Assets Designated at Fair Value	Available for Sale Assets	Trading Portfolio Liabilities	Financial Liabilities Designated at Fair Value	Net Derivative Financial Instruments	Total
	£m	£m	£m	£m	£m	£m	£m
Recognised in the income statement
- trading income	287	(17)	-	(2)	(517)	164	(85)
- non trading income	-	142	(140)	-	-	-	2
Total gains or losses recognised in other comprehensive income	-	-	87	-	-	-	87
Total	287	125	(53)	(2)	(517)	164	4

Notes

7.     Financial Instruments Held at Fair Value (continued)

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.10	31.12.09	30.06.09
	£m	£m	£m
Opening balance	99	110	128
Additions	18	19	20
Amortisation and releases	(8)	(30)	(38)
Closing balance	109	99	110

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.7bn (31st December 2009: £1.9bn) or to decrease the fair values by up to £2.0bn (31st December 2009: £2.2bn) with substantially all the potential effect being recorded in profit or loss rather than equity. The metric has not been offset by the effect of hedging. No stress has been applied to the £2.0bn receivable arising from the Lehman acquisition since, as disclosed in note 16, it is not possible to estimate any possible loss to Barclays in relation to the matter.
The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market.

8.     Reclassification of Financial Assets Held for Trading

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes, and thus considered as loans and receivables.
There were no additional reclassifications of financial assets during 2010.
The carrying value of the securities previously reclassified into loans and receivables has decreased from £9,378m to £8,800m primarily as a result of paydowns and maturities of the underlying securities. At June 2010, the carrying value of those assets reclassified at 25th November 2009 was greater than that at 31st December 2009 as a result of foreign exchange movements. No impairment has been identified on these securities.
The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	As at 30.06.10		As at 31.12.09
	Carrying Value	Fair Value	Carrying Value	Fair Value
Trading assets reclassified to loans and receivables	£m	£m	£m	£m
Reclassification 25th November 2009	8,120	8,096	8,099	7,994
Reclassification 16th December 2008	680	693	1,279	1,335
Total financial assets reclassified to loans and receivables	8,800	8,789	9,378	9,329

The reclassified financial assets contributed £190m (2009: £79m) to interest income.
If the reclassifications had not been made, the Group's income statement for 2010 would have additional gains on the reclassified trading assets of £38m (2009: loss of £49m).

Notes

9.     Loans and Advances to Banks

	As at	As at
By Geographical Area	30.06.10	31.12.09
	£m	£m
United Kingdom	4,582	5,129
Other European Union	16,532	12,697
United States	12,972	13,137
Africa	3,327	2,388
Rest of the World	8,571	7,845
	45,984	41,196
Less: Allowance for impairment	(60)	(61)
Total loans and advances to banks	45,924	41,135

10.     Loans and Advances to Customers

	As at	As at
	30.06.10	31.12.09
	£m	£m
Retail business	225,215	213,489
Wholesale and corporate business	234,738	217,470
	459,953	430,959
Less: Allowance for impairment	(11,687)	(10,735)
Total loans and advances to customers	448,266	420,224

Notes

11.     Allowance for Impairment on Loans and Advances

	As at	As at
	30.06.10	31.12.09
	£m	£m
At beginning of period	10,796	8,836
Acquisitions and disposals	70	364
Exchange and other adjustments	135	234
Unwind of discount	(88)	(90)
Amounts written off	(2,216)	(2,101)
Recoveries	80	93
Amounts charged against profit	2,970	3,460
At end of period	11,747	10,796

Allowance
United Kingdom	4,425	4,083
Other European Union	2,268	2,014
United States	2,847	2,518
Africa	1,528	1,349
Rest of the World	679	832
At end of period	11,747	10,796

Amounts Charged Against Profit
Increases in Impairment Allowances	As at 30.06.10	As at 31.12.09
	£m	£m
United Kingdom	1,405	1,543
Other European Union	899	735
United States	447	592
Africa	419	475
Rest of the World	220	563
	3,390	3,908
Less: Releases of Impairment Allowance
United Kingdom	(152)	(235)
Other European Union	(112)	(76)
United States	(22)	6
Africa	(23)	(25)
Rest of the World	(31)	(25)
	(340)	(355)
Less: Recoveries
United Kingdom	(49)	(17)
Other European Union	(3)	(4)
United States	-	(6)
Africa	(26)	(63)
Rest of the World	(2)	(3)
	(80)	(93)

Total amounts charged against profit (note 2)	2,970	3,460

Notes

12.     Subordinated Liabilities

	As at	As at
Dated	30.06.10	31.12.09
	£m	£m
Opening balance	17,668	16,972
Issuances	93	283
Redemptions	(1,185)	(253)
Other	318	666
Closing balance	16,894	17,668

During the six months ended 30th June 2010 redemptions comprised Callable Floating Rate Subordinated Notes 2015 (US$1,500m) of £1,050m; 10.75% Subordinated Callable Notes 2015 (R 1,100m) of £99m; and Subordinated Callable Notes 2015 (R 400m) of £36m.
During 2010, Subordinated Callable Floating Rate Notes 2022 (R 400m) of £37m and 10.28% Fixed Rate Subordinated Notes 2022 (R 600m) of £56m were issued by Absa.

	As at	As at
Undated	30.06.10	31.12.09
	£m	£m
Opening balance	8,148	8,297
Redemptions	-	(355)
Other	887	206
Closing balance	9,035	8,148

Total dated and undated subordinated liabilities	25,929	25,816

Other movements include hedging fair value movements, accrued interest and an increase in subordinated liabilities of £226m (2009: £nil) related to acquisitions during the period (see note 6).

13.     Retirement Benefit Liabilities

The Group's IAS 19 pension deficit across all schemes as at 30th June 2010 was £4,364m (31st December 2009: £3,946m). There are net recognised liabilities of £663m (31st December 2009: £698m) and unrecognised actuarial losses of £3,701m (31st December 2009: £3,248m). The net recognised liabilities comprised retirement benefit liabilities of £788m (31st December 2009: £769m) and assets of £125m (31st December 2009: £71m).
The Group’s IAS 19 pension deficit in respect of the main UK Scheme as at 30th June 2010 was £4,028m (31st December 2009: £3,534m). The most significant reason for this change was the decrease in AA long-term corporate bond yields which resulted in a lower discount rate of 5.22% (31st December 2009: 5.61%). This was partially offset by the reduction in the pension liability of £241m resulting from amendments to the treatment of minimum defined benefits as well as favourable investment returns over the period.
The most recent triennial funding valuation of the UK Retirement Fund (UKRF) was performed with an effective date of 30th September 2007. In compliance with the Pension Act 2004, the Bank and the Trustee have agreed a scheme-specific funding target, statement of funding principles, and schedule of contributions. The next triennial funding valuation will take place with an effective date of 30th September 2010.

Notes

14.     Share Capital

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2010 comprised 2,342 million (31st December 2009: 2,342 million) ordinary shares of £1 each.
The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2010 is beneficially owned by Barclays PLC.
On 1st October 2009, the final provisions of the Companies Act 2006 came into force, which included the abolition of the concept of authorised share capital, subject to restrictions in the Company’s articles of association. The Company adopted new articles of association at its 2010 Annual General Meeting that removed any such restrictions.

Preference Shares

The issued preference share capital of Barclays Bank PLC at 30th June 2010 comprised £60m (31st December 2009: £60m) of preference shares of the following denominations:

	As at	As at
	30.06.10	31.12.09
	000’s	000s
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$0.25 each	237,000	237,000
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240

15.     Contingent Liabilities and Commitments

	As at	As at
	30.06.10	31.12.09
	£m	£m
Acceptances and endorsements	359	375
Guarantees and letters of credit pledged as collateral security	12,503	15,406
Securities lending arrangements	26,489	27,406
Other contingent liabilities	9,109	9,587
Contingent liabilities	48,460	52,774

Documentary credits and other short-term trade related transactions	1,141	762

Undrawn Note Issuance and Revolving Underwriting Facilities
Forward asset purchases and forward deposits placed	18	46
Standby facilities, credit lines and other	219,946	206,467
Commitments	221,105	207,275

Up to the disposal of Barclays Global Investors on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group has agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the sale of the business. As at 30th June 2010, the fair value of the collateral held was £27,406m (31st December 2009: £28,248m) and that of the stock lent was £26,489m (31st December 2009: £27,406m).

Notes

15.     Contingent Liabilities and Commitments (continued)

Barclays has included an accrual of £94m in other liabilities as at 30th June 2010 (31st December 2009: £108m) in respect of levies raised by the Financial Services Compensation Scheme (FSCS), which include interest on facilities provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The total of these facilities is understood to be some £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants.

16.     Legal Proceedings

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated 12th February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including U.S. subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.
On 15th September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Barclays Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order: voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On
29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. The Court commenced a hearing in mid-April, and claimants completed the presentation of their fact evidence on 25th June 2010. Barclays is scheduled to present its evidence to the Court during the period 23rd August 2010 to 24th September 2010 and closing arguments are expected to be made before the end of the year. It is not possible to estimate any possible loss to Barclays in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.
Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Notes

17.     Competition and Regulatory Matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries in the UK and elsewhere which, in some cases, is leading to increased or changing regulation. For example, the UK Chancellor of the Exchequer has proposed reallocating the FSA's current responsibilities between the Bank of England and a new Consumer Protection and Markets Authority by the end of 2012 and has tasked an independent commission with reviewing the UK banking system, in particular focusing on competition issues and the possible splitting of retail and investment banking operations, with findings and recommendations expected by September 2011. As part of an Emergency Budget, the Chancellor also announced a new bank levy, which will apply to certain UK banks and building societies and the UK operations of foreign banks from 1st January 2011. Barclays expects to be subject to the new levy but cannot, as at the date of this document, quantify its potential exposure. In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform. Whilst focused on US financial institutions, many provisions will significantly affect companies such as Barclays although the full impact will not be known until implementing rules are made by governmental authorities. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond Barclays control but, especially in the area of banking regulation, are likely to have an impact on Barclays businesses and earnings.
The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. Following a reference from the Office of Fair Trading (OFT), the UK Competition Commission (CC) undertook an in-depth enquiry into the PPI market. The CC published its final report on 29th January 2009 concluding that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. In March 2009, Barclays submitted a targeted appeal focused on the prohibition on sale of PPI at the point of sale (POSP) remedy on the basis that it was not based on sound analysis, and is unduly draconian. The Competition Appeals Tribunal (CAT) upheld Barclays appeal on two grounds, meaning that the CC will be required to reconsider the POSP remedy and the basis for it, and made an order to that effect on 26th November 2009. This remittal process is expected to take until the autumn of 2010, at which time the CC will publish its final Remedies Order.
Separately, in 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA. In September 2009, the FSA issued a Consultation Paper on the assessment and redress of PPI complaints made on or after 14th January 2005. It was expected that the FSA would issue a final version of its policy statement in February or March 2010. Instead, the FSA issued a revised Consultation Paper in March 2010. The FSA will publish a final version of the policy statement by way of an amendment to the DISP (Dispute Resolution: Complaints) rules in the FSA Sourcebook. It is anticipated that the final rules will be published in August 2010. Barclays voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009.
The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. A decision by the OFT in the MasterCard interchange case was set aside by the CAT in 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In 2007, the OFT expanded its investigation into interchange rates to include debit cards.
Notwithstanding the Supreme Court ruling in relation to the test case, Barclays continues to be involved in the OFT’s work on personal current accounts (PCAs). The OFT initiated a market study into PCAs in the UK in 2007 which also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. In 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. The OFT also held a consultation to seek views on the findings and possible measures to address the issues raised in its report. In October 2009, the OFT published a follow-up report containing details of voluntary initiatives in relation to transparency and switching agreed between the OFT and the industry. A further follow-up report was published in March 2010 providing details of voluntary initiatives and working parties agreed in relation to certain aspects of charging structures. Barclays has participated fully in the market study process and will continue to engage with the working parties.

Notes

17.     Competition and Regulatory Matters (continued)

As previously reported, Barclays has been conducting an internal review of its conduct with respect to US dollar payments involving countries, persons and entities subject to US economic sanctions and has been reporting the results of that review to various governmental authorities including the US Department of Justice, the New York County District Attorney’s Office and the Office of Foreign Assets Control which have been conducting investigations of the matter. Barclays is in advanced discussions with these and other authorities with respect to a possible resolution of the investigations. Barclays provided £194m in the first half of 2010 in relation to the possible resolution of this matter.

18.     Related Party Transactions

Related party transactions in the half year ended 30th June 2010 were similar in nature to those disclosed in the Group's 2009 Annual Report. No related party transactions that have taken place in the six months to 30th June 2010 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Notes

19.     Segmental Reporting

Since 1st January 2010, for management reporting purposes, we have reorganised our activities under three business groupings: Global Retail Banking; Corporate and Investment Banking, and Barclays Wealth; and Absa. We retain our Head Office and Other Operations activity. The comparatives have been restated to reflect this new group structure, as detailed in our announcement on 22nd March 2010.
The following section analyses the Group's performance by business.

1.     Global Retail Banking
UK Retail Banking

UK Retail Banking builds broad and deep relationships with consumers and small and medium sized business owners throughout the UK by providing a wide range of products and financial services. UK Retail Banking provides access to current account and savings products and Woolwich branded mortgages. Within Consumer Lending and Insurance, UK Retail Banking provides unsecured loan and protection products and general insurance. Barclays Financial Planning provides investment advice and products. Barclays Business provides banking services, including money transmission, to small and medium enterprises.

Barclaycard

Barclaycard is a multi-brand payment business which provides consumer cards and lending, processes card transactions for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of the leading credit card businesses in Europe and South Africa and has an increased presence in the United States.
In the UK, Barclaycard comprises Barclaycard UK Cards, Barclays Partner Finance and FirstPlus. Global Commercial Payments and Global Payment Acceptance provide payment products and solutions to corporate clients and institutions. Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.
Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Corporate, Western Europe Retail Banking and Barclays Africa, to leverage their distribution capabilities.

Western Europe Retail Banking

Western Europe Retail Banking encompasses Barclays Global Retail Banking and Barclaycard operations in Spain, Italy, Portugal and France. Western Europe Retail Banking serves retail, mass affluent and local business customers in Spain, Italy and Portugal and serves retail and mass affluent customers in France. Western Europe Retail Banking serves customers through a variety of distribution channels and provides a range of products including retail mortgages, current and deposit accounts, unsecured lending, credit cards, investments and insurance.

Barclays Africa

Barclays Africa encompasses Barclays Global Retail Banking, Corporate Banking, and Barclaycard operations in 10 countries organised in four geographic areas: North Africa (Egypt), East and West Africa (Ghana, Tanzania, Uganda and Kenya), Southern Africa (Botswana, Zambia and Zimbabwe), and Indian Ocean (Mauritius and Seychelles). The region is managed from Dubai.
Barclays Africa serves its 2.7m customers through a network of 545 branches and service centres providing a variety of traditional financial products including retail current and deposit accounts, unsecured lending, credit cards, mortgages, commercial lending, trade services, cash management, treasury and investments. In addition to this, it provides specialist services such as Sharia-compliant products and mobile banking.

Notes

19.     Segmental Reporting (continued)

2.     Corporate and Investment Banking, and Barclays Wealth
Barclays Capital

Barclays Capital is a global investment bank that provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. These solutions include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which includes cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Corporate

Barclays Corporate provides global banking services across 10 countries grouped into three markets: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE). Customers are served via a network of relationship and industry sector specialists which provides a comprehensive set of global banking products, support, expertise and services. Customers are also offered access to the products and expertise of other Group businesses in particular Barclays Capital, Barclaycard and Barclays Wealth.

Barclays Wealth

Barclays Wealth focuses on private and intermediary clients worldwide providing international and private banking, fiduciary services, investment management and brokerage.

Investment Management

The Investment Management business manages the Group’s 19.9% ongoing interest in BlackRock, Inc. and the residual cash support arrangements and associated liquidity support charges relating to Barclays Global Investors, which was sold on 1st December 2009.

3.     Absa

Absa represents Barclays consolidation of Absa Group Limited, excluding Absa Capital, Absa Card and Absa Wealth which are included as part of Barclays Capital, Barclaycard and Barclays Wealth respectively. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance and bancassurance products. It also offers customised business solutions for commercial and large corporate customers.

4.     Head Office Functions and Other Operations

Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.
Head office and central support functions includes the following areas: Executive Management, Finance, Property, Treasury, Corporate Secretariat, Corporate Development, Tax, Investor Relations, Risk, Human Resources, Corporate Affairs, Internal Audit, Legal and Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.
Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Notes

19.     Segmental Reporting (continued)

Half Year Ended 30th June 2010	UK Retail Banking	Barclaycard	Western Europe Retail Banking	Barclays Africa
	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,192	1,934	614	402
Inter-segment (loss)/income	(21)	24	(12)	1
Total income net of insurance claims	2,171	1,958	602	403

Business segment profit before tax	504	317	10	70

Total assets	119,318	31,104	48,993	7,899

Half Year Ended 31st December 2009
Income from external customers, net of insurance claims	2,116	2,024	635	374
Inter-segment income/(loss)	9	8	1	-
Total income net of insurance claims	2,125	2,032	636	374

Business segment profit before tax	397	352	188	39

Total assets	109,444	30,340	51,042	7,908

Half Year Ended 30th June 2009
Income from external customers, net of insurance claims	2,145	2,004	683	365
Inter-segment income/(loss)	6	5	(1)	-
Total income net of insurance claims	2,151	2,009	682	365

Business segment profit before tax	313	375	92	65

Total assets	107,034	29,606	45,231	7,085

Notes

Barclays Capital	Barclays Corporate	Barclays Wealth	Investment Management[1]	Absa	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
7,571	1,419	801	34	1,387	224	16,578
341	(18)	(44)	-	(8)	(263)	-
7,912	1,401	757	34	1,379	(39)	16,578

3,400	(377)	95	31	318	(421)	3,947

1,212,516	86,929	16,402	3,603	46,970	14,072	1,587,806

5,116	1,527	751	14	1,358	(118)	13,797
420	16	(52)	(2)	(15)	(385)	-
5,536	1,543	699	12	1,343	(503)	13,797

1,417	5	68	(15)	269	(887)	1,833

1,019,260	88,856	14,940	5,404	45,787	6,167	1,379,148

5,983	1,583	674	25	1,197	638	15,297
106	55	(51)	3	13	(136)	-
6,089	1,638	623	28	1,210	502	15,297

1,047	152	75	37	259	311	2,726

1,133,812	92,331	14,119	67,848	42,618	5,844	1,545,528

1     Half-year ended 30th June 2009 includes assets of disposal group.

Notes

20.     Discontinued Operations

On 1st December 2009 the Group completed the sale of Barclays Global Investors to BlackRock, Inc. (BlackRock). The consideration at completion was US$15.2bn (£9.5bn), including 37.567 million new BlackRock shares. This gives the Group an economic interest of 19.9% of the enlarged BlackRock group, which is accounted for as an available for sale equity investment. The profit on disposal before tax recorded in 2009 was £6,331m, with a tax charge of £43m, reflecting the application of UK substantial shareholdings relief in accordance with UK tax law.
The results of the discontinued operations are set out below. For the half year ended 31st December 2009 the results are for the 5 month period up to the date of disposal:

	Half Year Ended	Half Year Ended
	30.06.10	30.06.09
	£m	£m
Net interest income	-	-
Net fee and commission income	-	951
Net trading income/(expense)	-	(19)
Net investment income	-	-
Other income	-	3
Total income	-	935

Operating expenses excluding amortisation of intangible assets and deal costs	-	(582)
Amortisation of intangible assets	-	(8)
Operating expenses[1]	-	(590)

Profit before tax from discontinued operations	-	345
Tax	-	(114)
Profit after tax from discontinued operations	-	231

Profit on disposal of discontinued operations[1]	-	(106)
Tax	-	-
Net profit on the disposal of the discontinued operation	-	(106)

Profit after tax from discontinued operations, including gain on disposal	-	125

Other comprehensive income relating to discontinued operations is as follows:

Available for sale assets	-	12
Currency translation reserve	-	(157)
Tax relating to components of other comprehensive income	-	8
Other comprehensive income, net of tax from discontinued operations	-	(137)

The cash flows attribute to the discontinued operations as follows:

Cash Flows from Discontinued Operations
Net cash flows from operating activities	-	(86)
Net cash flows from investing activities	-	(44)
Net cash flows from financing activities	-	225
Effect of exchange rates on cash and cash equivalents	-	(96)
Net decrease in cash and cash equivalents	-	(1)

1     Deal costs of £106m were previously included within operating expenses for the half year ended June 2009. These costs were reflected in the profit recognised on disposal on 1st December 2009.

Other Information

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.
Company number: 1026167

Website

www.barclays.com

Glossary of Terms

Absa - The South African segment of Barclays PLC, comprising Absa Group Limited, but excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.
Absa Card - The portion of Absa's results that arises from the Absa credit card business and is reported within Barclaycard.

Absa Group Limited - Refers to the consolidated results of the South African Group of which the parent company is listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

ABS CDO Super Senior - Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations. See Risk Management section - Credit Market Exposures.

Adjusted Gross Leverage - The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and intangible assets. See ‘Tier 1 capital’ below.

Alt-A - Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. See Risk Management section - Credit Market Exposures.
Arrears - Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
Asset Backed Securities (ABS) - Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. See Risk Management section - Credit Market Exposures.

Average Customer Balances - Average customer balances which make up the average balance sheet are based upon daily averages for most UK banking operations and monthly averages outside the UK.

Barclays Business - A business unit within UK Retail Banking providing banking services, to small and medium enterprises.

Barclays Corporate – A business unit within Corporate and Investment Banking and Barclays Wealth that provides global banking services across 10 countries grouped into three markets: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE).

Collateralised Debt Obligations (CDOs) - Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party. See Risk Management section - Credit Market Exposures.

Collateralised Loan Obligation (CLO) - A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches). See Risk Management section - Credit Market Exposures.

Commercial Mortgage Backed Securities (CMBS) - Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Commercial Real Estate - Commercial real estate includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets. See Risk Management section - Credit Market Exposures.
Compensation: income ratio - Staff compensation based costs compared to total income.

Continental Europe – See Barclays Corporate.

Glossary of Terms

Core Tier 1 capital - Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

Core Tier 1 ratio - Core Tier 1 capital as a percentage of risk weighted assets.

Corporate and Investment Banking, and Barclays Wealth – Barclays Capital, Barclays Corporate, Barclays Wealth and Investment Management.

Cost:income ratio - Operating expenses compared to total income net of insurance claims.

Cost:net income ratio - Operating expenses compared to total income net of insurance claims less impairment charges and other credit provisions.

Credit Default Swaps (CDS) - A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit Derivative Product Company (CDPC) - A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section - Credit Market Exposures.

Credit Market Exposures - Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

Credit Risk Loans (CRLs) - A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit spread - The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Customer deposits - Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group's balance sheet under Customer Accounts.

Daily Value at Risk (DVaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see VaR, Average Daily Value at Risk and Spot daily Value at Risk).

Delinquency - See ‘Arrears’.

Expected loss - The Group measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

Exposure at default (EAD) - The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

Funds Transfer Pricing (FTP) – The Group’s mechanism for pricing intra-group funding and liquidity. The effect of the FTP is to appropriately give credit to businesses with net surplus liquidity and charge those businesses in need of wholesale funding at Barclays internal funding rate, which is driven by prevailing market rates.

Gain on acquisition - The amount, by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Glossary of Terms

Global Retail Banking (GRB) - UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa.

Impaired loans - Loans that are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowances have been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment allowances - A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

Income - Total income net of insurance claims, unless otherwise specified.

Income:cost jaws - The difference between the growth in cost and the growth in income.

Investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

Leveraged Finance - Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liquidity pool/buffer - The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Loan loss rate - Total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (held at amortised cost).

Loan to deposit ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance divided by customer accounts.

Loss Given Default (LGD) - The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
Monolines - A monoline insurer is defined as an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held. See Risk Management section - Credit Market Exposures.

Monoline Wrapped - Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer. See Risk Management section - Credit Market Exposures.

Mortgage Backed Securities (MBS) - Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Mortgage related securities - Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.

Net income:cost jaws – The difference between the growth in net income and the growth in cost.

Net Interest Income - The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

Net Investment Income – Includes the net result of revaluing financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

Net Interest Margin - The margin is expressed as annualised net interest income for Global Retail Bank, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

Net Trading Income – Arises from trading positions which are held at fair value including market-making and customer business. The resulting gains and losses are included in the income statement together with interest, dividends and funding costs relating to trading activities.

Glossary of Terms

New Markets – See Barclays Corporate.

Non-investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

Own Credit - The effect of the Group’s own credit standing on the fair value of financial liabilities.

Probability of default (PD) - The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Repurchase agreement (repo)/reverse repurchase agreement (reverse repo) - A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS) - Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Retail Loans - Loans to individuals rather than to financial institutions. This includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.
Risk weighted assets - A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

Securitisation - A process by which debt instruments are aggregated into a pool, which is used to back new securities. A company sells assets to an SPV (special purpose vehicle) who then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors.

SIV Lites - Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates. See Risk Management section - Credit Market Exposures.

Special Purpose Entities (SPEs) - Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including the provision of financing to fund asset purchases, or commitments to provide finance for future purchases; derivative transactions to provide investors in the SPE with a specified exposure; the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and direct investment in the notes issued by SPEs.

Spot Daily Value at Risk - The Daily Value at Risk (defined above) recorded for a specified day.

Structured Investment Vehicles (SIVs) - SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. See Risk Management section - Credit Market Exposures.

Subordination - The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities - Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Glossary of Terms

Sub-Prime - Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default. See Risk Management section - Credit Market Exposures.

Tier 1 capital - A measure of a bank's financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio - The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Top-line income - Income before own credit gains/losses and credit market write-downs.

UK & Ireland – See Barclays Corporate.

Value at Risk (VaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

Wholesale Loans – Lending to larger businesses, financial institutions and sovereign entities.